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Energy Fuels Announces Quarterly Results for the Three Months Ended March 31, 2014, Including
Strengthened Working Capital Position of $42.27 Million

Toronto, Ontario and Lakewood, Colorado – May 13, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the three months ended March 31, 2014, including a strengthened working capital position of $42.27 million. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

As previously reported, readers should be advised that the Company has changed its fiscal year end from September 30 to December 31 and, accordingly, the quarterly results for the quarter ended March 31, 2014 are presented with comparable figures for the three months ended March 31, 2013. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. All share and per share amounts in this press release are shown on a post-consolidation basis.

Selected Summary Financial Information:

	Three months	Three months
	ended	ended
$000, except per share data	March 31, 2014	March 31, 2013
Results of Operations:
Total revenues	$11,361	$34,087
Net income (loss)	(6,342)	(5,904)
Basic and diluted earnings (loss) per share	(0.32)	(0.40)

	As at March 31,	As at December 31,
$000's	2014	2013
Financial Position:
Working capital	$42,272	$33,481
Property, plant and equipment	101,025	100,969
Total assets	175,306	176,133
Total long-term liabilities	34,594	31,579

Financial and Operational Highlights for the Three Months ended March 31, 2014:

  Increased cash by $9.66 million for the three months ended March 31, 2014. A portion of the increase in cash was due to the completion of the replacement of the Company’s regulatory bonding portfolio with equivalent bonds from other surety providers, releasing to the Company $12.30 million of previously restricted cash, of which $8.70 million was released during the quarter, and $3.6 million was released in previous quarters.
  Production at the White Mesa Mill totaled 125,956 pounds of U3O8, all of which was from alternate feed materials.
  Sold 191,667 pounds of U3O8, pursuant to term contracts at an average realized price of $58.53 per pound.
  As of March 31, 2014, the Company had working capital of $42.27 million, including cash and cash equivalents of $16.29 million and 385,000 pounds of uranium concentrate inventory.

Corporate Highlights for the Three Months Ended March 31, 2014 and outlook for the year ending December 31, 2014

Though prices in the short and medium term are under pressure from excess supplies, in the longer term, Energy Fuels believes prices will improve and intends to continue to strengthen its position as a leading uranium company in the United States. The Company’s primary objectives for 2014 are to produce and procure sufficient uranium to fulfill delivery obligations under existing uranium sales contracts, maintain several mines on standby, and continue to permit other new projects, thereby positioning the Company to increase production as market conditions warrant. If favorable opportunities arise, the Company will also evaluate the acquisition of additional uranium properties in the United States and evaluate the sale of certain non-core assets. Environmental and permit compliance and maintenance activities will continue at the White Mesa Mill, which is expected to be placed on standby in August 2014, in order to maintain the facility to be able to restart mineral processing operations as required.

Energy Fuels continues to believe that the current spot price of U3O8 is below the economic cost to produce U3O8 from many currently operating uranium mines around the world, and is well below the economic cost to develop the new uranium mines which the Company believes will be required to fuel the projected global growth in nuclear energy. Spot prices and long-term prices for uranium began the year at $34.50 and $47.00 per pound, respectively. At the date of this news release the spot and long-term prices had fallen to $29.00 and $45.00 per pound, respectively.

Energy Fuels currently has three long-term contracts in place for the delivery of 800,000 pounds of U3O8 during FY-2014. Under these contracts, the Company expects to realize an average sales price of $58.42 per pound U3O8 in FY-2014. This represents a 100% premium to the current spot price of approximately $29.00 per pound. These long term contracts provide some protection to the Company against further reductions in the spot price of uranium over the next several years, since each contract is currently at its minimum floor price. The Company has contracted to purchase U3O8 in the spot market for sale into one of these contracts, which, along with Energy Fuels’ significant U3O8 inventories and scheduled production, provides the Company with the operational flexibility to meet its contract delivery requirements during 2014 and beyond. The Company’s inventories and spot purchases also reduce the Company’s need for near-term U3O8 production. This will allow the Company to place its White Mesa Mill on standby beginning in August 2014. While on standby, the Company will continue to accept alternate feed materials and maintain the White Mesa Mill in a state of readiness to be able to restart mineral processing activities when a production decision is made.

Energy Fuels’ ability to deliver purchased U3O8 into one of its term contracts creates value by allowing the Company to purchase U3O8 at prices lower than its production cost and to realize significant margins between the spot purchase price and the contract sale price. This allows the Company to extend the life of its mines into the future by preserving its U3O8 resources, reducing operational risk associated with production operations, and enabling the Company to implement additional significant cost-cutting measures.

At the same time, Energy Fuels will continue to position itself to realize the economic benefits of anticipated improvements in the price of U3O8, through select development and permitting expenditures and care and maintenance activities. Energy Fuels has a number of projects with large U3O8 resources, including the Henry Mountains Complex and the Roca Honda Project, which, in a higher U3O8 price environment, have the potential to provide large, base-load quantities of uranium resources to the White Mesa Mill and the opportunity to produce U3O8 with greater operating efficiency. In addition, the Company has extensive U3O8 resources in Wyoming which it expects to develop into a second major production center, as market conditions warrant. The Company intends to continue permitting activities on these projects during FY-2014.

As outlined below, Energy Fuels provides the following updated outlook for FY-2014. The Company intends to closely monitor actual and forecasted U3O8 prices, and may change operating plans under actual or expected market conditions, as necessary. Accordingly, the outlook provided herein may differ materially from actual results:

  FY-2014 Uranium Sales: The Company forecasts FY-2014 sales to be approximately 800,000 pounds of U3O8, of which 191,667 pounds were sold during the three months ended March 31, 2014. All 800,000 lbs. of forecasted sales will be delivered into the Company's three existing long-term contracts. Energy Fuels expects to realize an average sales price of $58.42 per pound of U3O8 during FY-2014. This average realized price per pound will not be subject to any decrease resulting from declines in future U3O8 spot and/or term prices as each contract is at the minimum floor price. If uranium spot and/or long-term prices rise to certain levels during FY-2014, the price mechanisms contained within the Company’s contracts provide the opportunity to capture a significant portion of such price improvements over the remaining terms of the contracts. In addition, the Company has contracted for the purchase of 300,000 pounds of uranium in the spot market for sale into one contract.
  Production for FY-2014: The Company expects to produce approximately 650,000 pounds of U3O8 during FY-2014, from both conventional ore (approximately 450,000 pounds) and alternate feed materials (approximately 200,000 pounds). In the three months ended March 31, 2014, 125,956 pounds were produced from alternate feed materials. Conventional ore processing is expected to resume in late May 2014 to process all ore mined through the middle of FY-2014 from the Arizona 1 and Pinenut mines, at which point both conventional ore and alternate feed processing is expected to be placed on standby by the end of August 2014.
  FY-2014 Mining Activities: Mining at the Pinenut mine is expected to continue into the first quarter of 2015 at which point the economic uranium resources are expected to be depleted, subject to the potential discovery of additional resources from planned underground exploration. Mining at the Arizona 1 mine was placed on standby in the first quarter of FY-2014 due to the depletion of its currently economic resources. The Company has completed additional exploration drilling in the Arizona 1 mine and believes that additional mineralization exists. However, at current market conditions such additional mineralization is not economic and, accordingly, the mine has been placed on standby.
  FY-2014 Project Permitting: During FY-2014, the Company expects permitting activities to total approximately $1.5 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects.

  Spot market production and sales: The Company does not expect to produce any material for sale into the current spot market, nor does it intend to sell any of its current inventories into the spot market. As discussed above the Company has contracted for the purchase of 300,000 pounds of U3O8 during the year ending December 31, 2014 for sale into one of its existing long-term contracts.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: the quality of its projects; the Company’s ability to resume mining and increase uranium production as market conditions warrant; the Company’s ability to or success in moving its larger scale projects forward as expected; the Company’s expectations as to long term fundamentals in the market and price projections; the Company’s expectations that prices will need to rise to support new mines needed to meet increasing demand; the Company’s ability to maintain its White Mesa Mill and other assets in a state of readiness to be able to restart operations as required; the ability of the Company to develop a strategy that could result in a second production center in Wyoming; production and sales forecasts; and expected permitting and other expenditures. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com